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SEC OMMISSION
9

10027687

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-50016

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SEIDEL & SHAW L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Exchange Place, 15TH. Floor
                          (No. and Street)

New York   New York   10005
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan D. Seidel   (212) 269-9008
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 0 1 2010

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
                    (Name - if individual, state last, first, middle name)

Washington, DC
110

183 MADISON AVENUE, SUITE 204   New York   New York   10016
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Alan D. Seidel,</u> Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Seidel & Shaw L.L.C. (Company)</u>, as of <u>December 31, 2009,</u> are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Jayashankar Srinivas, Notary Public
State of New York, No. 02JA6106660
Qualified in New York County
Commission Expires 03/15/20 _12_

Alan D. Seidel, Managing Member

Sworn and subscribed to before me this _26th_ day of _February_, 20 _10_.

This report contains (check all applicable boxes):   Page

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9 - 10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 - 12



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Seidel & Shaw L.L.C.

We have audited the accompanying balance sheet of Seidel & Shaw L.L.C., as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seidel & Shaw L.L.C. at December 31, 2009, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 23, 2010

SEIDEL & SHAW L.L.C.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		$ 553,715
Receivable from clearing broker		61,907
Clearing deposit, at market:		
U.S. Treasury Note	$ 108,055	
Corporate bond	890,967	999,022
Investments, at market:		
Money market funds	600,048	
Equity securities	125,306	
Corporate bonds	1,007,010	
Option	4,978	1,737,342
Other		101,464
Total Assets		$ 3,453,450

LIABILITIES AND MEMBER'S EQUITY

Cash and cash equivalents overdraft	$ 20,998
Accounts payable and accrued expenses	168,265
Securities sold not yet purchased, at market	197,053
Commissions and payroll taxes payable	606,992
Payable to clearing broker	481,657
Total Liabilities	1,474,965
Contingencies	-
Member's equity	1,978,485
Total Liabilities and Member's Equity	$ 3,453,450

See Independent Accountants' Report and Accompanying Notes

SEIDEL & SHAW L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:

Commissions	$ 357,572
Interest and dividends	235,471
Gain on securities trading accounts	13,096,076
Other	109,054
Total Revenues	13,798,173

Costs and Expenses:

Salaries and related taxes and benefits	8,975,783
Consulting fees	2,551,335
Clearing expenses	812,904
Taxes	137,409
Regulatory fees	107,862
Office	75,976
Professional fee	40,359
Quote	8,241
Total Costs and Expenses	12,709,869
Net Income	$ 1,088,304

SEIDEL & SHAW L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:

Net Income	$ 1,088,304
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in receivable from clearing broker	(61,907)
(Increase) in clearing deposit account	(217,010)
(Increase) in investments, at market	(1,191,344)
(Increase) in other assets	(97,284)
Increase in bank overdraft	14,005
Increase in accounts payable and accrued expenses	90,777
Increase in securities sold not yet purchased, at market	108,981
(Decrease) in commissions and payroll taxes payable	(39,795)
Increase in payable to clearing broker	370,110
Net Cash Provided By Operating Activities	64,837

Cash Flows From Investing Activities:

None	-

Cash Flows From Financing Activities:

None	-

Net Increase In Cash	64,837
Cash and equivalents at beginning of the year	488,878
Cash and equivalents at end of the year	$ 553,715

SEIDEL & SHAW L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Total Member's Equity
Balance, January 1, 2009	$ 890,181
Net Income	1,088,304
Balance, December 31, 2009	$ 1,978,485

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Seidel & Shaw L.L.C. (Company) was organized in the State of New York on December 2, 1996, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Seidel & Shaw Holdings LLC. The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, and principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (PFSI), securities transactions of the Company are cleared through PFSI, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by PFSI.

In addition, the firm also does DVP vs. RVP transactions with money manager and institution accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Profits and losses from commissions realized on agency transactions, riskless principal transactions, and principal transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The riskless principal transactions are done with customers. The principal transactions are done with other broker dealers.

Investments and Clearing Deposit
Investment securities and securities carried in the clearing deposit account are valued at market value. The resulting difference between market value and cost is included in income.

Furniture and Fixtures
Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five years. At December 31, 2009 the Company's furniture and fixtures were fully depreciated.

Income Taxes

The Company is a limited liability Company taxed as partnership and the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company at present is entirely owned by Seidel & Shaw Holdings LLC. Therefore Seidel & Shaw Holdings LLC is responsible for any taxes resulting from its ownership of the Company. The Company is responsible for New York City Unincorporated Business Taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **RELATED PARTY**

The Company pays monthly amounts to its parent company as management fees for services provided to the Company under a non-recourse agreement.

4. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $1,688,298 which was $1,588,298 in excess of the amount required.

5. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and principal transactions, through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

SEIDEL & SHAW L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:
  Total member's equity $ 1,978,485

Deductions and/or charges:
  Non-allowable assets:
    Other assets   (42,864)

Net capital before haircuts on securities positions   1,935,621

Haircuts on securities positions   (247,323)

Undue concentration

Net Capital $ 1,688,298

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 775,258

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 51,684

  Minimum net capital required $ 100,000

Excess net capital $ 1,588,298

Excess net capital at 1,000% $ 1,610,772

Percentage of aggregate indebtedness to net capital is   46%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2009 is attributable to the following:

Net capital was reported by Company	$ 1,705,123
To accrue SIPC-7T fee	(16,825)
Net capital per audited report	$ 1,688,298



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	
Suite 204	P.O. Box 179	E-mail:
New York, NY 10016	Buckingham, PA 18912	fvb@getcpa.com
T:1.212.448.0010	T:1.215.794.9444	rtse@getcpa.com
F:1.212.448.0053	F:1.215.794.9445	www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the member of
Seidel & Shaw L.L.C.
40 Exchange Place, 15th Floor
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Seidel & Shaw L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Seidel & Shaw L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Seidel & Shaw L.L.C.'s management is responsible for the Seidel & Shaw L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the Focus reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

UB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 23, 2010



	183 Madison Avenue	4920 York Road, Suite 2EE1	E-mail:
VB&T	Suite 204	P.O. Box 179	fvb@getcpa.com
	New York, NY 10016	Buckingham, PA 18912	rtse@getcpa.com
	T:1.212.448.0010	T:1.215.794.9444	www.getcpa.com
Certified Public Accountants, PLLC	F:1.212.448.0053	F:1.215.794.9445	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Seidel & Shaw L.L.C.

In planning and performing our audit of the financial statements and supplementary information of Seidel & Shaw L.L.C. (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 23, 2010

SEIDEL & SHAW L.L.C.
(SEC I.D. No. 8-50016)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL